60 Wall Street New York, New York 10005 (212) 250-2500

June 27, 2011

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael McTiernan

Assistant Director

Re:	AG Mortgage Investment Trust, Inc.
Registration Statement on Form S-11 (SEC File No. 333-172656)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of AG Mortgage Investment Trust, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on June 29, 2011 or as soon thereafter as practicable. This request for acceleration supersedes the request we submitted on April 26, 2011.

Pursuant to Rule 460 under the Act, please be advised that the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated June 22, 2011 (the “Preliminary Prospectus”):

No. of Copies
Prospective Underwriters	n/a
Dealers	65 copies
Institutions	28 copies
Others	45 copies
Total	138 total

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

DEUTSCHE BANK SECURITIES INC. As Representatives of the several Underwriters

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Michael Friezo
Name:	Michael Friezo
Title:	Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Frank Windels
Name:	Frank Windels
Title:	Director

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